

Dean Matthews, Founder & CEO

 dean.matthews@getbfly.com

 www.GetBFLY.com

The "datafication" of hospitality, entertainment, nightlife behavior – delivering a new level of granularity and targeted predictors into the habits of active lifestyle consumers.



PROBLEM

Playing Today's Game with Yesterday's Rules



Hospitality Professionals



INEFFECTIVE tools to engage their clientele

No Communication



Spirits Industry

LACKS a means to collect targeted, consumer- specific data

BFLY

PROBLEM The Spirits Industry's Gaping Hole

Mobile Technology Has Changed The Game

- **Outdated Marketing Strategies**
  - <u>Ineffective, Costly, and Resource Intensive</u>
    - e.g. - Attractive models; T-Shirt promotions; Trade Shows; Street Teams
  - Produce no actionable feedback or information

- **Demographic Data is Too Broad**
  - Inability to determine behavior of 'individual' consumers
  - POS Systems do not track 'individual' consumer patterns

- **Lack of Scalability**
  - No scalable 'influence the influencer' focused strategy
  - No scalable 'mobile' focused strategy

BFLY

SOLUTION BFLY Mobile App



Invite Contact
NOV
AVENUE TAVERN
THU NOV 4
FRI NOV 5
SAT NOV 6
SUN NOV 7
MON NOV 9
TUE NOV 10
WED NOV 11
Post Schedule

BFLY App empowers Hospitality Professionals to cultivate and build their own personal brands.



WHAT ARE YOUR FAVORITES?
Whiskey
Liqueurs
Gin
Cognac
Rum
Vodka
Tequila
Beer
Wine
Scotch
Martini
Champagne
Brandy
Mixed Drinks
Sake

BFLY App provides the Spirits Industry direct access and targeted information on customers and hospitality professionals.

Proactively engage clientele while capturing consumer behavior.

Targeting based on drink preference and real-time location.

BFLY

SOLUTION BFLY Micro Targeted Messaging



BFLY
WEB PORTAL
DASHBOARD
PROMOTIONS
RESPONSE TRACKER
STAFF MESSAGING
CALENDAR
TRAINING
USERNAME
Add a New Promotion > Preview Promotion
< Back to Promotions
Promotion Details :
Title
Wild Turkey Promotion - St. Patrick's Day
Enter Website, URL, or Link to Video
http://wildturkeybourbon.com/videos/commercial-0047
Start Date & Time
March 17, 2017, 03:07 PM
End Date & Time
March 18, 2017, 03:08 PM
To Be Sent To:
Geographic Regions
Maryland,United States
Venues
The Capital Grille, 5310 Western Ave, Chevy Chase, MD 20815, USA
Old South Country Club, 699 Mt Zion Marlboro Rd, Lothian, MD 20711, USA
Audience
All Audience, 21-65
BFLY
WILD TURKEY 101
< Back
Launch Promotion
2016© BFLY All Rights Reserved
GET IT ON Google Play
Download on the App Store
ABOUT
SUPPORT
TERMS OF USE
PRIVACY POLICY
UNITED STATES

Consumer targeting based on geolocation, drink preference, predictive analytics, venue and demographics – in real-time.



BFLY

SOLUTION BFLY Business Intelligence Portal



BFLY

Who are the Cognac / Brandy Drinkers?



Favorite Drink

Cognac / Brandy

4194 Active Users

Active Users

Georgetown University
Rock Creek & Potomac Parkway
Georgetown
Lower Potomac River
George Washington University
Potomac River
Washington
Trinidad
Arboretum
Langston Golf Course
Eastland Gardens
Anacostia Park Section F
About Maps

Most Popular Time and Day of the Week

	Mon	Tue	Wed	Thurs	Fri	Sat	Sun
12 PM	689	424	147	485	541	210	230
1 PM	854	784	250	621	666	412	287
2 PM	[illegible]	[illegible]	260	[illegible]	[illegible]	437	514
3 PM	[illegible]	[illegible]	296	[illegible]	[illegible]	769	705
4 PM	3,207	[illegible]	335	[illegible]	[illegible]	[illegible]	[illegible]
5 PM	3,528	[illegible]	341	[illegible]	[illegible]	[illegible]	[illegible]
6 PM	3,704	2,576	341	[illegible]	[illegible]	[illegible]	[illegible]
7 PM	[illegible]	2,807	372	[illegible]	[illegible]	[illegible]	[illegible]
8 PM	4,045	2,864	398	[illegible]	[illegible]	[illegible]	[illegible]
9 PM	[illegible]	[illegible]	414	[illegible]	[illegible]	[illegible]	[illegible]
10 PM	4,127	3,278	427	[illegible]	[illegible]	[illegible]	[illegible]
11 PM	4,333	3,479	427	[illegible]	[illegible]	[illegible]	[illegible]
12 AM	4,376	3,718	461	[illegible]	[illegible]	[illegible]	[illegible]
1 AM	3,900	4,300	4,000	4,000	8,000	8,900	6,800
2 AM	3,440	[illegible]	620	[illegible]	5,496	6,791	[illegible]
3 AM	[illegible]	[illegible]	507	568	819	[illegible]	[illegible]
4 AM	596	247	166	507	106	[illegible]	[illegible]
5 AM	521	53	98	382	92	668	794
6 AM	212	31	23	131	80	533	612
7 AM	186	6	13	46	10	423	185
8 AM	119	3	5	5	9	156	100
9 AM	32	2	4	1	5	102	45
10 AM	8	1	2	0	3	85	24
11 AM	492	229	100	271	492	186	221

Top Venues for Cognac / Brandy User

Name	Popular Drink	Active Users	Like	Median Age	% Male	Median Income
Archibald's Gentlemen's Club	Cognac / Brandy	39	29	33.0	89.0%	$134,236.00
Jack Rose Dining Saloon	Cognac / Brandy	29	30	52.0	89.0%	$61,641.00
Petworth Citizen & Reading Room	Cognac / Brandy	14	27	64.0	71.0%	$80,367.00

Top Bartenders

Bartender Name	User	Favorite	Median Age	% Male	Median Income
Art Beaton	428	111	53	19.0%	$82,963.00
Elizabeth Blewett	478	110	42	19.0%	$127,987.00
Jackelyn Steffey	417	96	59	46.0%	$110,117.00
Johnnie Hinshaw	348	104	59	78.0%	$144,615.00
Mabel Wellborn	489	98	32	83.0%	$135,229.00
Malisa Krupp	486	146	47	52.0%	$66,332.00
Marguerita Everett	325	88	38	48.0%	$42,946.00
Mellisa Riggenbach	324	75	57	56.0%	$48,510.00



BFLY

SOLUTION Beyond the Spirits Industry: Big Data is King



DATA-DRIVEN PREDICTIVE SOLUTIONS
Bartenders
• Leah
• Todd
Venues
• Marvin on 14th street
• Dubliner Irish Pub on Capitol Hill
When
• Tuesday Happy Hour
• Thursday Late Night
Favorite Cocktail
• The Sidecar
Favorite Brand
• E & J Brandy
E&J
Drink With
• Freddie • Karen
• Ted
BFLY
Traffic
• Heavy traffic: Attracts new customers
• Light traffic: Increased wine sales
Social Media
• Trending Topics
• Friends
• Interests
Weather
• Rain: Draws females 24 - 39 yrs old
• Below 50 degrees: Craft Beer sales up 12%
Preferences
Brandy, Red Wine
Beer
ESPN
Groups:
• Redskin Fans
• Karaoke Night
Sports
• SEC Fans in Denver prefer Red Wine
• On-Premise Promotions more effective on NBA Fans
TV
• 24% longer at bar during MLB Playoffs
• Reality Shows increase Rum sales

BFLY



MARKET

US Market Alone

65K+
Bars

47%
Drink On-Premise

76M
Frequent bars each week

100K+
Spirits Brands, Distributors, Restaurateurs Available to Purchase Data

$197B
Sales

20,000+
Licensed Wholesalers

140M
Regularly Consume Alcohol

BFLY

DATA: The Gift that Keeps on Giving

University of California at Berkeley
  Sutardja Center for Entrepreneurship & Technology

How Mobile Apps Can Disrupt the Bar Experience
of the 21stCentury: A Landscape Report

New sources of revenue could include drink producers, distributors, and even commercial data aggregators. The value proposition for drink producers and distributors would be highly targeted advertising, particularly if the app combines tab management with drink recommendations and therefore provides ample opportunities to influence its users' drink choices. For data aggregators, the value proposition would be access to highly detailed data of users, including where they drink, what they drink, with whom they drink it and other metrics that can help understand users' drink choices.

BFLY

REVENUE MODEL

3 Independent Revenue Streams

Industry Specific Data Packages

- Data Packages designed per Industry Vertical
- Snapshot Reports
- Actionable Consumer Data
- Quarterly Subscription Payments

Micro-Targeted Advertising

- Real-time, Location-based Targeting
- On-Demand Messaging
- Mobile Brand Activation
- Consumer Proximity Advertising

BFLY Proprietary Data Ownership

- Consumer Behavior Predictive Algorithms
- Real-time Predictive Analysis
- Historical Trend Analysis
- Data Mining

BFLY

GO-TO-MARKET STRATEGY

CITY BY CITY CAMPAIGNS

- Start in Washington, DC – Launch Digital Marketing Campaign
- Engage strategic communications firm
- Facebook/Instagram Ads; Tapjoy; Referral Marketing
  - Email/Content Marketing; Social Media; SEO
- Expand to New York, Miami, Chicago, Los Angeles, Las Vegas
- City specific digital and social media
  - Ad Spends in smaller markets with high # bars per capita
- Local brand ambassadors
- Partnerships with Regional Distributors



YEAR 1	YEAR 2	YEAR 3
• 5 Major Cities • 10 Smaller Markets • 1,500 Professionals	• 10 Major Cities • 20 Smaller Markets • 3,500 Professionals	• 20 cities • Including International • 40 Smaller Markets • 5,000 Professionals

BFLY

THE TEAM

Dean Matthews, Founder / CEO
- Seasoned Technology Entrepreneur
- President/CEO, Sympora, Inc.
- North Carolina State University, MSEE
- North Carolina A & T State University, BSEE
- MIT Sloan Executive Education – Platform Strategy: Building & Striving in a Vibrant Ecosystem

Dr. Gurumurthi V Ramanan, Mathematics
- Consumer Behavior Modeling
- Artificial Intelligence
- Building and Developing Machine Learning Systems
- Data Mining

Yash Parkar
- Certified Gamification / User Engagement and Retention Specialist
- Researcher, Behavioral Psychology
- Wharton Business, University of Pennsylvania

Luke Malcher
- Social Media
- Digital Marketing Strategist

BFLY

ADVISORS



George Concannon
    On Premise Division Manager
    Breakthru Beverage Group
    Charmer Sunbelt Group

Mel George
    National Account Executive
    MillerCoors; Buffalo Wild Wings

Curt Midkiff
    Senior Advisor Social Business Strategy /
    Digital Media
    Southwest Airlines

John O'Leary
    Account Executive at Adobe
    15 years software sales experience

BFLY

EXIT STRATEGY

**4-5
Year
Merger/Acquisition**

Viable M & A Prospects

Spirits Marketing / Brand Activation Companies
- *CoActive Marketing, Dragon Spirits, NextLevel*

Large / Mid-Sized Market Research Firms
- *Nielsen, Euromonitor International, Kantar, IPSOS*

Supplier Partners
  Mid-Sized Large companies with multiple brands
- *Pernod Ricard, Brown-Forman*
  Small companies looking to penetrate market
- *NY Distilling Company, St. George Spirits*

Spirits Publications
- *Shanken Communications, Liquor.com*

Strategic Partnerships

- Long Term Agreements with Supplier Partners
- Bridge the gap between supplier/bartender /consumer

BFLY

COMPETITION

Limited competition demonstrates market opportunity

OnTheBar a success in Boston, expanding to NYC

- 10,000 – 15,000 bartenders at 1,000 bars in Boston alone
- Top bartenders can draw 400+ people to a single shift at a bar
- OnTheBar proved that you can scale a bartender economy

No other known competitors

- Facebook, Twitter & Instagram are not competitors

BFLY

BFLY 2.0 ENHANCEMENTS

Revenue Generating

- Bartender Private Job Bidding Service
- Manager – BFLY Staff Scheduling Service
- Customer Frequency Tracking
- Event Invitations
- RSVP Accountability

Data Driven

- Customer Check-In
- Rewards Program

Customer Acquisition

- Multi-lingual
- Customer Support

BFLY



See what is possible
...do not be limited by what you believe is feasible.

